United States securities and exchange commission logo





                             February 8, 2022

       Matthew Nicosia
       Chief Executive Officer
       Vivakor, Inc.
       433 Lawndale Drive
       South Salt Lake City, UT 84115

                                                        Re: Vivakor, Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed February 3,
2022
                                                            Amendment No. 8 to
Registration Statement on Form S-1
                                                            Filed February 4,
2022
                                                            File No. 333-250011

       Dear Mr. Nicosia:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 8 to Registration Statement on Form S-1

       Cover Page

   1. Please revise your prospectus cover page to clarify the number of shares being offered. In that regard, we note
your disclosure on your prospectus cover page that the "maximum"
                                                        number of securities
offered is 1,454,545. For guidance, refer to Securities Act Rules
                                                        Compliance and
Disclosure Interpretation 227.02.
       Summary Consolidated Financial Information, page 11

   2. We note your statement in footnote (2) that separate pro forma earnings per share information has been
prepared in the statements of operations for the three and nine
 Matthew Nicosia
FirstName  LastNameMatthew Nicosia
Vivakor, Inc.
Comapany8,NameVivakor,
February    2022        Inc.
February
Page 2 8, 2022 Page 2
FirstName LastName
         months ended September 30, 2021 and 2020, giving the effect of the conversion of certain preferred stock in conjunction with this Offering. However, separate pro forma earnings per share information have not been presented in your interim financial statements. Please clarify or revise the inconsistent disclosure.
Use of Proceeds, page 25

3. We note you intend to use the net proceeds from this offering for working capital and other general corporate purposes, potential RPC unit expansion, and potential repayment of outstanding bridge notes. Please revise to more specifically identify the intended uses and quantify the amount intended to be allocated to each of the identified uses. If you do not have a current specific plan for the allocation of the proceeds of this offering, or a significant portion thereof, please so state and discuss the principal reasons for the offering. If any material part of the proceeds is to be used to discharge indebtedness, set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Item 504 of
         Regulation S-K.
Capitalization, page 27

4. We note you present $1,494,287 of underwriting discounts and commissions, and offering expenses in accumulated deficit in the pro forma column. Please revise to include these amounts in additional paid in capital or tell us why it is appropriate to
         include underwriting discounts and commissions, and offering expenses in accumulated deficit. Refer to SAB Topic 5.A, as codified at ASC 340-10-S99-1.
5. Please explain to us, or revise accordingly, how each increase or decrease of 1,000,000 shares to the number of shares offered would increase or decrease the amount of your cash
         and total stockholders    equity by approximately $5,500,000 after
deducting estimated
         underwriting discounts and commissions and estimated offering expenses. To the extent you revise, also revise the similar disclosures in other sections in the filing.
Dilution, page 29

6. Please explain to us, or revise accordingly, how the adjusted net tangible book value was calculated to be $0.38 per share when increase or decrease of 1,000,000 shares to be offered after deducting the estimated underwriting discounts and commission and estimated offering expenses.
Principal Shareholders, page 61

7. We note that it does not appear that you have populated the column "Percentage of
         Common Stock Beneficially Owned After the Offering" in the table on page 62. Please revise.
 Matthew Nicosia
Vivakor, Inc.
February 8, 2022
Page 3
General

8. Please revise your risk factor disclosure on page 23 and your disclosure on page 69 to describe the exclusive forum provision that you intend to adopt in your Second Amended and Restated Articles of Incorporation. In that regard, we note your disclosure on page 68 that the Second Amended and Restated Articles of Incorporation will be in effect upon the closing of this offering. For example, we note Article XV of your form Second Amended and Restated Articles of Incorporation provides that the federal district courts of the
       United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Please revise your disclosure on pages 23 and 69 to clearly describe this provision and state that there is uncertainty as to whether a court would enforce such provision. In addition, we note that the exclusive forum provision in your form Second Amended and Restated Articles of Incorporation selects the Eighth Judicial District Court of Clark County, Nevada as the exclusive forum for certain state law claims, and states that the provision shall not be applicable to any action brought under the Securities Act of 1933, as amended, or the Securities Exchange
       Act of 1934, as amended. Please revise your disclosure on pages 23 and 69 to identify the court selected as the exclusive forum for such claims, describe the state law claims to which the provision applies, and disclose that the provision states that it shall not be applicable to any action brought under the Securities Act or the Exchange Act.
9. We remind you of comment 2 to our comment letter dated July 14, 2021. Please also ensure that you file the form of amended and restated bylaws that you reference on page
       68 with your next amendment.
10. Please update your registration fee table to reflect the offering terms reflected in your amendment.
       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at
(202) 551-3763 or
Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.



                                                              Sincerely,
FirstName LastNameMatthew Nicosia
                                                              Division of
Corporation Finance
Comapany NameVivakor, Inc.
                                                              Office of Energy
& Transportation
February 8, 2022 Page 3
cc:       Scott Linsky
FirstName LastName